[LETTERHEAD OF KIRKLAND & ELLIS LLP]

July 26, 2005

VIA EDGAR

Mr. Craig Slivka
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	RBC Bearings Incorporated
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-124824 - filed June 27, 2005

Dear Mr. Slivka:

On behalf of RBC Bearings Incorporated, a Delaware corporation (the “Company”) and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission, a complete copy (including certain exhibits not previously filed) of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”).  A copy of Amendment No. 2 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by us for a period of five years.

This amendment reflects certain revisions of the original Registration Statement, as originally filed with the Commission on May 11, 2005, as amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on June 27, 2005 in response to the comment letter to Dr. Michael J. Hartnett, the Company’s Chief Executive Officer, dated July 7, 2005 from the staff of the Commission (the “Staff”).  In addition, the amendment updates certain of the disclosures contained in the Registration Statement as amended by Amendment No. 1.

We have referenced the appropriate page number of the prospectus contained in Amendment No. 1 in our responses contained herein.  The numbered paragraphs below set forth the Staff’s comments together with our response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Risk Factors,  page 9

If interest rates increase, interest expense will increase..., page 13

(1)           Staff’s comment:  Please indicate how much your interest expense will increase for a 1% increase in interest in rates.

Response:  In response to the Staff’s comment, the Company has added the requested disclosure on page 14 of the prospectus.

Industry and Market Data, page 23

(2)           Staff’s comment:  Please tell us supplementally whether the market research report from The Freedonia Group, Inc. was prepared for you or for use in this prospectus, or whether it is widely and publicly available. Tell us whether The Freedonia Group, Inc. consented to your use of its information in this prospectus. We may have additional comments upon review of your response.

Response:  The Freedonia Group, Inc. provides its research reports to customers for a fee.  The Company has obtained the consent of The Freedonia Group, Inc. to incorporate information from page 12 of its report in the Registration Statement, and The Freedonia Group, Inc. has further consented to the Company’s citation of the title of the report and use of its name.  The Company has revised the disclosure on page 26 of the prospectus to cite the title of the report and The Freedonia Group, Inc. as its author.  A copy of such consent is being provided to the Staff on a supplemental basis.

Business, page 56

(3)           Staff’s comment:  We note your response to comment 32 of our June 7, 2005 letter. However, please specify the products for which you are the sole source provider.

Response:  The Company estimates that it is the sole supplier with respect to several thousand different products.  Therefore, the Company believes that it is not useful to an investor to provide information in the prospectus regarding specific products or product lines with respect to which the Company is the sole supplier.  However, in response to the Staff’s comment and based on subsequent verbal discussions with the Staff, the Company has revised its disclosure on pages 65, 66 and 70-71 to clarify that in the majority of cases where the Company is a sole supplier of bearing products, the Company has been through a lengthy development and certification process either with the OEM, the Department of Defense, the FAA or others to provide the product. These product design and development processes, as described on page 70-71 of the prospectus, are time consuming and often take anywhere from 6 months to 6 years to obtain the requisite product approvals.  In almost all cases, a competitor would not be able to provide a sole sourced product in less than 3 to 6 months.  Adding an additional or alternative supplier cannot be done without a significant investment in both time and engineering resources to obtain requisite certifications or product approvals.  Since the majority of sole sourced products require such product approvals, they represent a competitive advantage for the Company.

(4)           Staff’s comment: We note your revised response on page 60. Tell us why you have not filed your supply agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response:   The Company has reviewed its supply agreements with customers and has determined that no individual long-term customer agreement is material to the Company.  First, the Company believes that such agreements ordinarily accompany the kind of business conducted by the Company and that any individual supply agreement with its customers is not material in amount or significance and such agreements should be deemed to have been made in the ordinary course of the Company’s business under Item 601(10)(i) and (ii) of Regulation S-K. In addition, the Company does not believe that it is substantially dependent to a material extent on any particular supply agreement which would otherwise require disclosure under Item 601(10)(ii)(B) of Regulation S-K.  The Company notes that no individual customer agreement has represented more than 5% of the Company’s consolidated revenues in fiscal 2005 nor does it expect any such agreement to exceed this percentage in the foreseeable future.  Further, as described in the Registration Statement, the Company’s long-term customer agreements, or LTAs, do not represent commitments to supply a fixed amount of products. Instead the LTAs establish a framework for order fulfillment, whereby the Company fulfills purchase orders submitted by the customer on an ongoing basis based on the customer’s demand.  These purchase orders are submitted by the customer to the Company pursuant to the terms and conditions set forth in the LTA.

Underwriting, page 97

(5)           Staff’s comment:  We note your response to comment 44 of our June 7, 2005 letter. However, please describe in the prospectus the electronic distribution procedures of I-Deal and IPO Center.

                Response:  In response to the Staff’s comment and subsequent verbal discussions with the Staff, the Company has been informed by Merrill Lynch that Merrill Lynch will only be using the electronic system “i-Deal” for its institutional investor clients of its Corporate and Institutional Client Group.  Set forth below is an excerpt of the letter reviewed by Kristina Wyatt of the Commission in 2000 summarizing the features of the i-Deal system.  The Company has been advised that Merrill Lynch continues to employ the same procedures as those reviewed by Ms. Wyatt and that such procedures have not materially changed since they were reviewed.

“i-Deal

                Before outlining the manner in which institutional investors will navigate through i-Deal, it may be helpful to point out that i-Deal is intended to provide Merrill Lynch clients with easy, efficient, digitally secured and password protected Internet access to information about Merrill Lynch managed and co-managed offerings.  i-Deal is essentially identical to our current method of offering and allocating securities, as we will describe below.  Futhermore, i-Deal will permit investors to enter electronic indications of interest.  Merrill Lynch will not accept orders to buy any securities unless and until the registration is effective and an investor has been provided with the price of the securities.  An investor will have to specifically affirm his allocation after effectiveness and pricing.  Initially, Merrill Lynch will continue to confirm orders by mailing rule 10b-10 confirms and final prospectuses after pricing.

Ultimately, we expect to deliver the Rule 10b-10 confirm and final prospectus on-line.  Merrill Lynch intends to post all of its managed and co-managed offerings on i-Deal, including both registered and exempt offerings of managed and co-managed offerings on i-Deal, including both registered and exempt offerings of equity and debt.

                Each participating institutional client will be provided with a password that identifies them by investor type and will be given access to information only about offerings for which they are qualified.  Information on the site will be visible only to these specific investors permissioned to see such information.  For example, in the case of Rule 144A exempt offerings, only investors reasonably believed to be QIBs will see information relating to those offerings.

                The specific categories of information that are available on our i-Deal site are:

•     New Issue Calendar

•              Sets out list of current, upcoming and already priced transactions.

•           The investor will see only those offerings for which investor is qualified.

•           The calendar includes only those pending offerings for which a registration statement has been filed or, in the case of private deals, which have been announced.

•     Specific Deal Sketch

Deal summary complying with Rule 134.

•     Prospectus

•           The prospectus will be available on-line as soon as the deal sketch and an indication of interest form are posted on i-Deal.  Multiple prospectuses will be posted to the extent the deal is being sold into multiple jurisdictions.

•           The prospectus is currently made available by a link to OPRA (Online Prospectus Retrieval and Archive), an internal site designed by Merrill Lynch to provide access to relevant prospectuses in a manner which prohibits the forwarding of and controls access to such prospectuses.  Merrill Lynch plans to link to the prospectus through EDGAR in the future.

•           The prospectus available on-line will be the most current available.

•     Internet Presentation

•           Electronic roadshow—currently provided by a hyperlink to one of our existing third party vendors.

•           Access to the electronic roadshow is consistent with the terms of the existing and relevant no-action letters.

•     Roadshow Calendar

An investor will see a schedule only of those roadshow meetings which the investor will be permitted to attend; typically only those meetings in the investor’s region or office will be shown.

•     Conference Call Schedule

The schedule will include conference calls for calendared offerings, with call-in numbers.  Information will only be available to institutional clients Merrill Lynch has permissioned to see information about a specific offering (e.g. the schedule of calls concerning 144A offerings will be visible only to investors reasonably believed to be QIBs).

•     Indication of Interest Form

•           As discussed above, the site will include a form of indication of interest.  For registered offerings, the indication of interest will comply with Rule 134(d).

•           The investor will be able to hyperlink to the most current form of prospectus from the screen showing the form of the indication of interest.

Upon pricing, Merrill Lynch will notify the investor of the price and their allocation either electronically (via e-mail or the i-Deal site) or by telephone; the investor must affirm his allocation at such price either electronically on the i-Deal site or by telephone call to their salesperson.  An allocation will not be moved into the final order book until the client has so affirmed its order.

For an eligible investor, access to and navigation through the Direct Markets i-Deal site is as follows:

•           The client must be an institutional investor that is specifically permissioned to view the i-Deal site; it is a secured site.  The client will be permissioned to view the site and will receive a secure issuer ID and password.  The client will only have access to information about offerings for which Merrill Lynch has reasonably determined the client to be a qualified investor.

•          The investor will enter the i-Deal site by clicking the i-Deal navigation button on the Merrill Lynch Direct Markets Home Page.

•          That will bring the investor to the i-Deal home page that provides information about all Merrill Lynch managed and co-managed offerings.

•          From there, the client can move to:

•     a new calendar:  lists all offerings that a particular client is permissioned to participate in that are in the market that week or which have been announced; all offerings which the client would have been permissioned to participate in that have recently priced, and all prided transactions year to date.

•     new issue news:  contains generic information about Merrill Lynch’s capital markets capabilities.

•     historical deal activity:  shows clients the allocations they received in offerings in which they participated.

•     roadshow calendar for those roadshows in which the client may participate.

•     conference call schedule for those conference calls in which the client may participate.

•           The investor may access information about a specific offering by clicking on the icon for that offering on each screen on which the offering is calendared or listed.

•           By pressing an offering icon, the investor is brought to a deal-level screen - entitled Deal Sketch - a Rule 134 summary of the transaction.  From Deal Sketch, the client can hyperlink to the prospectus, roadshow, calendar, the electronic roadshow, contact persons, and an indication of interest form.

•           The investor may check the status of the indication of interest at any time, and may revise the indication any time prior to pricing.  As discussed above, after pricing (or in the case of the fixings of size, maturity and spread) the investor will receive an electronic or telephonic notice to advise him of his allocation in the offering.  The investor must affirm the allocation.  A Rule 10b-10 confirmation and final prospectus will be sent (currently by mail, eventually on-line) once the investor has affirmed such allocation.  If the investor fails to affirm his allocation, electronically or by telephone, the investor will lose the allocation.

Merrill Lynch clients with access to i-Deal are subject to the same procedures for the purchase of and payment for securities as all other Merrill Lynch institutional clients (typically through a delivery versus payment through the client’s agent bank).  To the limited extent to which we would custody the assets of an institutional client, funds would not be debited from a client’s account until such time as the securities are delivered to the account.  Clients with access to i-Deal follow the same procedures for opening accounts and transacting within their accounts as all other Merrill Lynch institutional clients.”

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 30

(6)           Staff’s comment:  Expand footnote 3 to address your adjustment which eliminates the preferred stock dividends and participation rights of preferred stock in undistributed earnings.

Response:  In response to the Staff’s comment, the Company has added the disclosure to footnote 15 on page 37 of the prospectus to address its adjustment which eliminates the preferred stock dividends and participation rights of preferred stock in undistributed earnings.

(7)           Staff’s comment:  Please revise footnote 9 to include sufficient information to allow an investor to recalculate each adjustment amount. Specifically, it appears that your adjustment to additional paid-in capital is a combination of several items. Each item should be separately listed and discussed in sufficient detail to allow an investor to recalculate your adjustment amount.

Response:  In response to the Staff’s comment, the Company has revised footnote 9 on pages 35-36 of the prospectus to separately list and discuss each item in detail in a manner which permits an investor to recalculate each adjustment amount.

(8)           Staff’s comment:  Please revise footnote 10 to provide a more detailed explanation as to how you arrived at the amount of $1,500,000 and how you determined that this adjustment is factually supportable.

Response:  In response to the Staff’s comment, the Company has revised footnote 11 on page 36 of the prospectus to provide further explanation concerning the basis for its estimate of the amount of $1,500,000 and information concerning the factual basis for such estimate.

(9)           Staff’s comment:  Please revise footnote 12 to clearly demonstrate to investors how you arrived at the total adjustment amount to interest expense. Please also either revise to include the interest expense to be incurred on the additional $40 million under your Term Loan as part of the Refinancing Transaction, or tell us why you do not believe such adjustment is required. Finally, if the actual interest rates can vary from those depicted, also disclose the effect on income of a 1/8 percent variance in interest rates.

Response:  In response to the Staff’s comment, the Company has revised footnote 13 on page 37 of the prospectus to provide further explanation of how it arrived at the total adjustment amount of interest expense.  Both the previous and the revised disclosure include the additional interest expense to be incurred on the additional $40 million in borrowings under the Company’s Term Loan as part of the

Refinancing Transaction and the revised disclosure explains such amount.  The Company has also disclosed the effect on income of a 1/8 percent adjustment in interest rates.

Obligations and Commitments, page 48

(10)         Staff’s comment:  We note your response and revised disclosure in response to comment 28 in our letter dated June 7, 2005. Since interest on your long-term debt has had and is expected to continue to have a material impact on your consolidated financial statements, please revise footnote 3 to your actual and pro forma contractual obligations tables to estimate the interest payments to be made on your outstanding debt, including the significant assumptions used to estimate such payments. Refer to Item 303(a)(5) of Regulation S-K and Release No. 33-8182 for guidance.

Response:  In response to the Staff’s comment, the Company has added the suggested disclosure concerning estimates of its interest payments on outstanding debt as an additional line item to its actual and pro forma contractual obligations tables.  The Company has also added a discussion of the assumptions used to estimate such payments in footnote 2 to each table.

Critical Accounting Policies, page 50

(11)         Staff’s comment:  We note your revised disclosures in response to comment 29 in our letter dated June 7, 2005. We assume you estimate the fair value of your reporting units that have goodwill assigned to them. Please revise your disclosure for goodwill and intangible assets on page 51 as it is not clear from your current disclosure whether you estimate the fair value of your company as a whole or at the reporting unit level as required by paragraph 19 of SFAS 142.

Response:  In response to the Staff’s comment, the Company has revised its disclosure for goodwill and intangible assets to clarify that the Company estimates its fair value at the reporting unit level as required by paragraph 19 of SFAS 142.

(12)         Staff’s comment:  Please revise your pension plans and post-retirement health care critical accounting policy to provide sensitivity analyses for the impact of changes in the discount rate and expected long-term rate of return on plan assets.

Response:  In response to the Staff’s comment, the Company has added disclosure which provides sensitivity analyses for the impact of changes in the discount rate and expected long-term rate of return on plan assets on pages 55 and 56 of the prospectus.

(13)        Staff’s comment:  We note that you have significantly revised your stock based compensation disclosures on page 52 through 54 as well as your estimated fair value of your common stock in response to comment 29 in our letter dated June 7, 2005. In this regard, we note that you originally employed the market approach to estimate your enterprise value and that the calculations used in determining the fair value of the Company’s common stock were prepared contemporaneously. You indicate that the current calculations have been applied retroactively to April 4, 2004 based on the midpoint of the range set forth on the cover page to the prospectus. It is unclear from your disclosure how you have determined that the midpoint of your IPO range is an appropriate fair value for common stock underlying options granted during various dates throughout fiscal year 2005. Provide a more comprehensive analysis of the underlying assumptions you used in your contemporaneous analysis using the market approach which resulted in the $8.00 estimated fair value and the retrospective analysis using the midpoint of your IPO range. Specifically disclose each grant date, the number of options granted and address how using the midpoint of your IPO range is an appropriate method for determining fair value of your common stock as of each grant-date.

Response:  In response to the Staff’s comment and subsequent verbal discussions with the Staff, the Company chose to retain Valuation Research Corporation, an independent valuation firm, to conduct its own independent valuation analysis of the fair value of the Company’s common stock at each stock option grant date on a retrospective basis.  After a thorough review of the independent valuation, the Company concluded that the assumptions and methods employed by Valuation Research Corporation were more appropriate and consistent with accepted valuation methods than the retrospective and contemporaneous analyses initially prepared by the Company’s management.   Although it is the Company’s belief the revised deferred compensation figure calculated using the fair values determined by Valuation Research Corporation did not differ materially from the figure previously computed based on the Company’s own initial retrospective analysis in terms of its impact on the Company’s results of operations, the Company has restated its financial results and revised its disclosure throughout the prospectus to reflect the revised retrospective valuation.  The Company has also added significant additional disclosure to the prospectus which discusses the Company’s decision to retrospectively engage an independent valuation firm, which outlines the underlying assumptions and methodology used in its contemporaneous valuation and initial and revised retrospective valuations, provides an explanation of the differences between the contemporaneous valuation and the initial and revised retrospective valuations, and discloses details of each option grant during fiscal 2005 using the revised retrospective fair values of the Company’s common stock at each option grant date.  A copy of the retrospective valuation analysis prepared by Valuation Research Corporation has been supplied to the Staff on a supplemental basis.  Valuation Research Corporation has consented to the use of its report in the Company’s prospectus, which and such consent will be filed as an exhibit to the prospectus.  The Company has revised its disclosure on page 109 of the prospectus to disclose Valuation Research Corporation’s retention as an expert in connection preparing the revised retrospective valuation analysis discussed above.

RBC Bearings Incorporated Financial Statements for the Fiscal Year Ended April 2,  2005

Summary of Significant Accounting Policies, page F- 7

Net Income (Loss) Per Common Share, page F-9

(14)         Staff’s comment:  We note your response to and revised disclosures for comment 49 in our letter dated June 7, 2005. We believe that basic and diluted earnings per share are required for each class of common stock in accordance with paragraph 61.d. of SFAS 128. If basic and fully diluted earnings per share for Class A and Class B are the same, you should provide transparent disclosure to that effect on the face on your Consolidated Statements of Operations. Note, however, that the disclosure requirements of paragraph 40 must be separately presented for both Class A common stock and Class B common stock within your footnote disclosure on page F-9 - F-11. Please also note that even though your Class A and Class B common stock may reflect the same basic earnings per share, a material number of dilutive securities (common stock equivalents) in either one of the respective classes of common stock, may result in a different diluted earnings per share for your Class A common stock and Class B common stock.

Response:  In response to the Staff’s comment, the Company has added the suggested disclosure to the face of the consolidated statements of operations, in accordance with paragraph 61.d. of SFAS 128, and to the footnotes on pages F-9 through F-11 to disclose the different amounts of diluted earnings per share on an actual basis with respect to Class A common stock and Class B common stock, respectively.

(15)         Staff’s comment:  We note your response to comment 51 in our letter dated June 7, 2005. However, it does not appear that you provided all of the information from our comment in your disclosure. Please revise your footnote to include the weighted average interest rates for each of your debt instruments for each period presented.

Response:  In response to the Staff’s comment, the Company has added the suggested disclosure to the footnote to include the weighted average interest rates for each of its debt instruments for each period presented on pages F-23-F-24.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4948.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

cc:	Valerie Ford Jacob, Esq.
Stuart H. Gelfond, Esq.